Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133387

Prospectus Supplement No. 4
(to Prospectus dated May 10, 2006)

This Prospectus Supplement No. 4 supplements and amends the prospectus dated May 10, 2006, which we refer to as the Original Prospectus, and the other Prospectus Supplements, which we refer to collectively as the Prospectus. The Prospectus relates to the sale from time to time of up to 9,420,291 shares of common stock of Sunesis Pharmaceuticals, Inc. by certain selling stockholders. Of the 9,420,291 shares covered hereby, 7,246,377 are outstanding shares held by the selling stockholders and 2,173,914 are shares reserved for issuance by us in the event the selling stockholders exercise warrants to purchase shares of common stock. The shares issuable upon exercise of the warrants will become eligible for disposition by the selling stockholders only as the warrants are exercised. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We will receive proceeds from any cash exercise of warrants by the selling stockholders.

On July 5, 2006, we filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to the recent appointment of David C. Stump, M.D., and Homer L. Pearce, Ph.D., as a member of Sunesis Pharmaceuticals, Inc.’s Board of Directors.

This Prospectus Supplement No. 4 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 4 supersedes the information contained in the Prospectus.

Our common stock is traded on the Nasdaq National Market under the symbol “SNSS.”  On July 3, 2006, the closing price of our common stock was $6.09.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 1 of the Original Prospectus and page 22 of Prospectus Supplement No. 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 4 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is July 5, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 29, 2006

SUNESIS PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51531	94-3295878
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

341 Oyster Point Boulevard		94080
South San Francisco, California		(Zip Code)
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (650) 266-3500

Not Applicable
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

 On June 29, 2006, Sunesis Pharmaceuticals, Inc., publicly disseminated a press release announcing that David C. Stump, M.D., and Homer L. Pearce, Ph.D., have been appointed as a Class I member and a Class II member, respectively, of its Board of Directors.

Item 9.01. Financial Statements and Exhibits.

(d)  Exhibits.

99.1 Press Release dated June 29, 2006.

* * * * * * * * *

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SIGNATURE(S)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNESIS PHARMACEUTICALS, INC.

Date: July 5, 2006
	By:	/s/ DARYL B. WINTER, PH.D.
Daryl B. Winter, Ph.D.
Senior Vice President, General Counsel

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Exhibit Index

Exhibit No.	Description
EX-99.1	Press Release dated June 29, 2006

Exhibit 99.1

For Immediate Release

Sunesis Appoints Homer L. Pearce, Ph.D., and David C. Stump, M.D.,
to Board of Directors

South San Francisco, CA, June 29, 2006 — Sunesis Pharmaceuticals, Inc. (Nasdaq: SNSS) today announced that Homer L. Pearce, Ph.D., and David C. Stump, M.D., have been appointed to the company’s Board of Directors.

Dr. Pearce recently retired from Eli Lilly & Company where he held leadership positions in cancer drug discovery and development for more than twenty-five years. Dr. Stump is Executive Vice President, Drug Development at Human Genome Sciences, where he is responsible for clinical research, development and regulatory activities. Sunesis also announced that Russell Hirsch, M.D., Ph.D., of Prospect Venture Partners has stepped down from the company’s Board after serving for eight years.

“Homer and David bring a wealth of oncology drug development expertise to the Sunesis Board. We are pleased to welcome them, and I look forward to their valued input as we continue to advance our portfolio of cancer therapeutics through the clinic,” said James Young, Ph.D., Executive Chairman of Sunesis. “In addition, we thank Russell for his distinguished service and many contributions over the past eight years.”

Dr. Pearce has been committed to the discovery and development of cancer therapeutics since joining Eli Lilly & Company in 1979. At Eli Lilly, he served in a number of capacities including Vice President, Cancer Research and Clinical Investigation. During his twenty-five year career, twenty-five investigational drugs entered clinical trials and two new drugs, Genzar® and Alimta®, were approved for the treatment of a variety of cancers. Dr. Pearce is member of the American Association for Cancer Research, the American Chemical Society and the American Association for the Advancement of Science. He received a B.S. from Texas A&M University and his Ph.D. from Harvard University.

Dr. Stump joined Human Genome Sciences in November 1999 as Senior Vice President, Drug Development and was promoted to his current position in December 2003. Prior to joining Human Genome Sciences, Dr. Stump held roles of increasing responsibility at Genentech, Inc., from 1989 to 1999, most recently as Vice President, Clinical Research and Genentech Fellow. Dr. Stump joined Genentech from the University of Vermont where he was Associate Professor of Medicine and Biochemistry. He earned an A.B. from Earlham College and an M.D. at Indiana University, followed by residency and fellowship training in internal medicine, hematology, oncology and biochemistry at the University of Iowa.

About Sunesis Pharmaceuticals

Sunesis is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics for oncology and other serious diseases. Sunesis has built a broad product candidate portfolio through internal discovery and in-licensing of novel cancer therapeutics. Sunesis is advancing its product candidates through in-house research and development efforts and strategic collaborations with leading pharmaceutical and biopharmaceutical companies. For further information on Sunesis Pharmaceuticals, please visit http://www.sunesis.com.

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Forward-Looking Statements

This press release may contain forward-looking statements that involve substantial risks and uncertainties. Sunesis may not actually achieve the plans, intentions or expectations contained in such forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations contained in such forward-looking statements. Sunesis does not assume any obligation to update any such forward-looking statements.

CONTACTS:
Investors	Media
Eric Bjerkholt, CFO	Karen L. Bergman or
Sunesis Pharmaceuticals, Inc.,	Michelle Corral
650-266-3717	BCC Partners
650-575-1509 or 415-794-8662